EXHIBIT 99.1

Canagold Resources LTD. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold Appoints Chief Technology Officer

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Vancouver, Canada – August 10, 2022 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (the “Company” or “Canagold”), is pleased to announce that Mr. Mike Doyle, has been appointed as the Company’s Chief Technical Officer, effective August 09, 2022.

“With a wealth of experience in exploration, discovery, resource development and mine development, Mike is a rare individual with considerable depth and breath in all aspect of mining,” said Sofia Bianchi, Chair of the Board. “Our Board, which includes Mike, is fully committed to advancing the New Polaris project towards a feasibility study and permitting while instilling the highest standards of environmental practice, sustainability and community consultation. Mike’s education and decades of practical, real-world experience in numerous jurisdictions around the world, make him a singular candidate to lead our technical team.”

Mike Doyle, Director, Chief Technical Officer

Mr. Doyle has over 35 years global experience of mining and exploration with Rio Tinto, Inmet, Wardell- Armstrong and Sun Valley Investments. He is a chartered engineer and senior geologist and also holds an M.Sc. in Environmental Management.

Mr. Doyle has experience across exploration, feasibility studies, environmental permitting, construction, and exploitation of small to major mining projects. While at Rio Tinto, Mr. Doyle directly led the exploration team that discovered the Las Cruces high-grade copper deposit in southern Spain.

Mr. Doyle is an executive at Sun Valley Investments where he is responsible for the company’s existing mining operations and also for reviewing potential investments in exploration and mining projects around the world. Sun Valley currently has two high grade narrow vein underground mines in production and a third in construction. One of the mines was taken from acquisition through licensing and construction to the first gold pour in just four years.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. Canagold has access to a team of technical experts that can help unlock significant value for all Canagold shareholders.

On behalf of the Board of Directors

“Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

For further information please contact:

Knox Henderson, VP Corporate Development

Toll Free: 1-877-684-9700; Tel: (604) 604-416-0337; Cell: (604) 551-2360

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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